UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

TDH Holdings, Inc. (the “Company”) completed a reverse stock split of the Company’s common shares at the ratio of one-for-twenty (the “Reverse Stock Split”) with the market effective date of June 14, 2022. The objective of the Reverse Stock Split is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on June 14, 2022, the Company’s common shares began trading on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “PETZ” but under a new CUSIP Number, G87084110. As a result of the Reverse Stock Split, each twenty common shares outstanding automatically combined and converted to one issued and outstanding common share without any action on the part of the shareholder. No fractional shares were issued because of the Reverse Stock Split. Instead, any fractional shares that would have resulted from the Reverse Stock Split were rounded up to the next whole number. The Reverse Stock Split reduced the number of common shares issued and outstanding from approximately 126,260,157 to approximately 6,313,014 (subject to the rounding up for fractional shares). The Board of Directors of the Company approved to effect the Reverse Stock Split and amend the Company’s Memorandum and Articles of Association. Accordingly, the Company filed an Amendment to its Memorandum and Articles of Association (the “Amended M&A”) with the British Virgin Islands Registrar of Corporate Affairs. The Company is now authorized to issue 50,000,000 Common Shares, par value $0.02 per share pursuant to the Amended M&A. A copy of the Amended M&A is attached hereto as Exhibit 3.1 and incorporated herein by reference. In addition, a copy of the press release announcing the Reverse Stock Split on Jun 10, 2022 is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
3.1	Amended Memorandum and Articles of Association of TDH Holdings, Inc.
99.1	Press release dated June 10, 2022 announcing the 1-for-20 reverse stock split

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: June 14, 2022

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